Exhibit 12.1

Golden Entertainment, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Nine Months Ended
(in thousands, except for ratios)	Dec. 30, 2012	Dec. 29, 2013	Dec. 28, 2014	Dec. 31, 2015(1)	Dec. 31, 2016	Sep. 30, 2017
Computation of earnings:
Income (loss) before income tax benefit	$696	$18,651	$(24,845)	$14,551	$11,975	$4,717
Fixed charges, as calculated below	954	1,265	1,228	3,500	8,272	7,013

Total earnings	$1,650	$19,916	$(23,617)	$18,051	$20,247	$11,730

Computation of fixed charges:
Interest expense, including amortization of debt discount and issuance costs	940	1,244	1,209	2,810	6,455	5,634
Estimated interest expense portion of rental expense(2)	14	21	19	690	1,817	1,379

Total fixed charges	$954	$1,265	$1,228	$3,500	$8,272	$7,013

Ratio of earnings (loss) to fixed charges(3)	1.73	15.74	—	5.16	2.45	1.67

(1)	Our consolidated financial statements include the operating results of Sartini Gaming, Inc. from and after August 1, 2015, following the consummation of the acquisition thereof.
(2)	Rental expense amounts relate to the interest factor inherent in our operating leases. The portion of total rental expense that represents the interest factor is estimated to be the effective rate during such time.
(3)	Our earnings were inadequate to cover fixed charges for the fiscal year ended December 28, 2014 by $24.8 million.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.